Exhibit 12.1

GREAT PLAINS ENERGY INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year to Date
	June 30
	2015	2014	2013	2012	2011	2010
	(millions)
Net income	$63.3	$242.8	$250.2	$199.9	$174.2	$211.9
Add / (Subtract)
Equity investment (income) / loss	(0.7)	—	0.2	0.4	0.1	1.0
Income subtotal	62.6	242.8	250.4	200.3	174.3	212.9

Add
Income tax expense	31.0	115.7	129.2	104.6	84.8	99.0
Kansas City earnings tax	(0.5)	0.3	0.1	0.1	—	0.1
Total taxes on income	30.5	116.0	129.3	104.7	84.8	99.1

Interest on value of leased property	2.6	5.2	5.5	5.8	5.9	6.2
Interest on long-term debt	95.2	195.0	195.5	213.2	223.2	218.9
Interest on short-term debt	3.4	5.1	7.6	9.0	11.8	9.7
Other interest expense and amortization	3.2	3.3	8.2	4.6	11.6	9.7

Total fixed charges	104.4	208.6	216.8	232.6	252.5	244.5

Earnings before taxes on
income and fixed charges	$197.5	$567.4	$596.5	$537.6	$511.6	$556.5

Ratio of earnings to fixed charges	1.89	2.72	2.75	2.31	2.03	2.28